UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

28 Baggot Street Lower
Dublin 2
D02 NX43
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GH Research PLC (the “Company”) will be participating virtually in the H.C. Wainwright 1st Annual Mental Health Conference: Neuropsychiatry, Psychedelics, and Beyond, which is scheduled for June 27, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: June 24, 2022

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance